EXHIBIT 99.1

VOTING AGREEMENT

         Andrew Skotdal, Skotdal Enterprises, Inc., Skotdal Quality Investments, L.L.C., and Arthur & Marianne Skotdal Recvocable Living Trust (collectively, the “Shareholders”) do hereby on this 9th day of May, 2008 appoint Craig Skotdal to vote or cause to be voted all the common  stock of Cascade Financial Corporation which the Shareholders directly or indirectly have the right or power to vote.  This agreement may be revoked at any time upon written notice to Craig Skotdal.

CRAIG SKOTDAL
May 1, 2008	/s/ Craig G. Skotdal
Craig G. Skotdal
THE SHAREHOLDERS
May 1, 2008	Skotdal Quality Investments, L.L.C.
by /s/ Craig Skotdal
Craig Skotdal, Manager
May 1, 2008	/s/ Andrew P. Skotdal
Andrew P. Skotdal
May 1, 2008	Skotdal Enterprises, Inc.
by /s/ Craig G. Skotdal
Craig G. Skotdal, President
May 1, 2008	Arthur & Marianne Skotdal Revocable Living Trust
by /s/ Craig G. Skotdal
Craig G. Skotdal, Trustee